

December 20, 2012

Brandon Hargett, CEO
High Plains Gas, Inc.
1200 East Lincoln St.
Gillette, Wyoming 82717

> **Re: High Plains Gas, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2011**
> **Filed April 16, 2012**
> **File No. 000-54353**

Dear Mr. Hargett:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2011

General

1.   We note that you have not filed an interim report for your quarter ended September 30, 2012. This filing was due on November 14, 2012. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A without further delay. In addition, tell us your plan for reporting subsequent to the reverse merger that you indicated would be completed by November 15, 2012.

Financial Statements

Note 9 - Acquisitions and Dispositions, page F-16

2.   We understand that you have arranged to merge with Chama Technologaes, Inc., and to sell your interests in Miller Fabrication LLC. The terms disclosed with the Letter of Intent that you filed on October 17, 2012 indicate that you would enter into a Definitive

Agreement within ten days and that these transactions would close by November 15, 2012. Please file a Form 8-K to provide the information required under Items 1.01, 1.02, 2.01, 5.01 and 9.01, as applicable.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Michael Fay, Staff Accountant, at (202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief